Exhibit (a)(5)(AB)

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Tel: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel: (212) 661-7566
Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel
Okapi Partners
Tel:(212) 297-0720
info@okapipartners.com

Media Contact:
Mark Semer / Grace Cartwright
Gasthalter & Co.
Tel: (212) 257-4170
DianaShipping@gasthalter.com

DIANA SHIPPING INC. URGES GENCO SHIPPING & TRADING TO STOP MISLEADING INVESTORS AND ENGAGE IN GOOD FAITH NEGOTIATIONS

Offer of $27.34 Per Share, Comprised of $24.80 in Cash and One Diana Share, Remains on the Table

Genco's Characterization of Advisor Engagement to Discuss the Price, Terms and Structure of Diana’s Proposal Is False

More Than Five Weeks After Diana's Most Recent Offer, the Genco Board Continues to Use Stall Tactics to Avoid Real Engagement

Diana Terminates Tender Offer to Eliminate Genco's Latest Excuse for Failing to Engage Substantively

Athens, Greece – July 27, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today responded to Genco's false and misleading July 23 news release, which claimed that Genco's advisors had "engaged with Diana's advisors on multiple occasions in recent weeks to discuss the price, terms and structure of Diana's proposal."

Diana also announced that its tender offer to acquire all outstanding shares of Genco not already owned by Diana expired on July 24, 2026, at 5:00 p.m., New York City time, and that Diana has determined not to extend or reinstate the tender offer.

The Company issued the following statement:

"There has been no substantive engagement by Genco with Diana in the more than five weeks since we made our increased offer on June 17, 2026. To the contrary, on July 21, Genco's advisors stated that Genco would not provide feedback on Diana's current proposal or provide any counterproposal, as, under the federal laws governing tender offers, doing so would require Genco to disclose publicly that discussions had taken place. Genco's decision to issue a press release less than 48 hours later not only contradicts Genco's purported reasons for not engaging with Diana, but reveals the level of deception the Genco Board is willing to resort to in order to protect its own position.

"While we would like to believe that Genco will now come to the negotiating table, the tenor of Genco's July 23 news release, and its willingness to mischaracterize the nature of the limited discussions that have taken place, leave us and Genco shareholders with little confidence that the Genco Board intends to engage in good faith. We call on the Genco Board to prove otherwise."

Genco shareholders deserve an accurate account of how their Board has thus far responded to Diana's June 17 offer. There have been two calls between advisors. The first call on July 15 was Genco’s advisor seeking basic information regarding Diana’s offer that was already publicly disclosed and could have been addressed months earlier. The second call on July 21 was Genco’s advisor stating why they could not provide feedback on Diana’s proposal or provide a counterproposal.

Diana's increased offer made directly to the Genco Board to acquire the outstanding shares of Genco that it does not already own for $27.34 per share, comprised of $24.80 per share in cash plus one Diana share valued at $2.54 based on Diana's 30-day volume-weighted average price as of June 16, 2026, remains on the table.

Diana's increased offer, when made, represented a 53% premium to Genco's closing share price on November 21, 2025, the last trading day before Diana's initial acquisition proposal, a 16% premium to Genco's closing share price of $23.51 on June 16, 2026, the day prior to Diana's public announcement of the increased offer, and a 6% premium to Genco's net asset value per share based on vessel valuations provided by VesselsValue, at cyclically high drybulk asset values that are at or near 15-year highs.

Since vessel values peaked on June 3, 2026, Genco’s fleet value has declined by approximately 3.4%, or $51 million, as the dry bulk market has softened. This highlights that continued delay by Genco and its advisors carries real cost and risk for shareholders as they are exposed to further potential NAV erosion.

Diana's offer represents compelling and certain value for Genco shareholders, and Diana remains committed to completing a transaction on these terms.

By terminating the tender offer, Diana has removed the mechanism that Genco has claimed to be a barrier to engaging in substantive negotiations regarding Diana's increased offer. There is no longer any possible legal impediment the Genco Board can point to in order to avoid direct, constructive dialogue regarding Diana's offer. Diana calls on the Genco Board to provide a substantive response without further delay.

As of the expiration of the offer, 11,778,419 million shares of Genco common stock – or 31.6% of the outstanding shares of Genco not owned by Diana – had been tendered and not withdrawn. All shares previously tendered into Diana's tender offer will be promptly returned to tendering shareholders. Diana notes that shortly before the expiration of the tender offer, it was informed by a depositary agency (and Genco’s transfer agent) that due to a system error, shares previously tendered pursuant to the offer had to be withdrawn and re-tendered under a different CUSIP number. This issue may have impacted the number of shares tendered as of the expiration of the offer.

About Diana Shipping Inc.

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana, may constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana or its management team, which are other than statements of historical facts.

These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond its control, Diana cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; and (vi) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Genco with, or furnished by Genco to, the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Diana undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.